

October 30, 2008

Via U.S. Mail

Mr. Salvatore L. Bando
President and Chief Executive Officer
The Middleton Doll Company
N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, WI 53188

> **Re:** **The Middleton Doll Company**
> **Schedule 13E-3**
> **Filed September 29, 2008**
> **File No. 005-79392**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 29, 2008**
> **File No. 033-51406**

Dear Mr. Bando:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1. Please provide the pro forma information as required by Item 1010(b) of Regulation M-A or tell us why you believe such information would not be material to unaffiliated shareholders.

Summary Term Sheet, page 1

2. Please consolidate the disclosure in this Summary Term Sheet and the Question and

Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.

Reasons for the Proposals, page 4

3.   We note your disclosure that "[w]hile the two proposals are not conditioned on one another, we believe that both proposals must pass in order for us to be positioned to improve performance, meet our financial obligations and pursue alternatives similar to those mentioned above." If only the reverse stock split proposal is approved, does the company intend to deregister the common and preferred securities? Similarly, if only the proposal relating to amendments to the preferred stock is approved, does the company intend to still reduce the liquidation amount and/or deregister the company's preferred stock?

4.   We noticed the disclosure indicates that, "Following the reverse stock split, we would have fewer than 300 holders of record of our common stock and our preferred stock and would be eligible to terminate the registration of our common stock and preferred stock under the Securities Exchange Act of 1934." Revise to remove the implication that the reverse stock split alters the number of record holders of preferred stock.

Q: What are some of the reasons for deregistering now?, page 9

5.   We note your disclosure to the question referenced above. Your response would seem to provide a rationale for having gone private in any of the last couple of years. Please revise your response to more clearly address why you have decided to go private at this particular time. See Item 1013(c) of Regulation M-A.

Q: As a shareholder, what will I receive in the reverse stock split?, page 9

6.   Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which shareholders will receive their cash payments for fractional shares.

Q: What are the voting requirements to approve the reverse stock split?, page 12

7.   Please disclose the number of outstanding shares by both classes of securities to approve the reverse stock split. Please disclose any votes that you have locked up pursuant to voting or other agreements. Please also disclose this information elsewhere in the document where you discuss voting requirements.

Q: If the reverse stock split is approved by our shareholders, does it still have to be declared by our board of directors, page 12

8.   This section indicates that the board may choose to abandon the reverse stock split transaction if it determines that the split is "no longer in the best interests of the Company's unaffiliated shareholders." Please revise to elaborate upon the conditions in which the board might consider not going through with the reverse stock split.

Forward-Looking Statements, page 16

9.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise your document according and ensure that any future filings do not contain similar disclosure.

Proxy Solicitation, page 20

10.   We note your disclosure indicating that shareholders may vote by mail, email, telephone or the Internet. We remind you that all written soliciting materials must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

No Material Changes in Percentage Ownership of Continuing Shareholders, page 28

11.   We note your disclosure that "structuring the reverse stock split in a manner that preserves the approximate percentage ownership of the continuing shareholders, whether affiliated or unaffiliated, supports the fairness of the reverse stock split to all of the unaffiliated shareholders." After the reverse stock split, all of the remaining shareholders will own an increased interest in the company. Please revise or advise.

Fairness of the Reverse Stock Split, page 30

12.   We note that there was a group of independent directors meeting in executive session who consider and believe that the reverse stock split is both substantively and procedurally fair to all unaffiliated shareholders. Please identify the members of the independent board as well as how you determined a board member was independent.

13.   We note your discussion in the first full paragraph under the subsection entitled "Substantive Fairness of the Reverse Stock Split" where you indicate that "[n]either the board of directors, nor the independent directors meeting in executive session, considered (nor was there any effort made to calculate) a going concern value per share because it was not believe by the board of directors and the independent directors to be meaningful

or relevant for evaluating the fairness of the reverse stock split." Please explain why a going concern value per share was not considered relevant or meaningful. In that regard, please note that all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed, even if ultimately dismissed by the board. Additionally, note that to the extent the board is relying on the analyses of Donnelley Penman to satisfy any of its Item 1014(b) disclosure obligations with respect to net book value or liquidation value, the board must specifically adopt the analyses conducted by Donnelley Penman. Alternatively, the board must revise its discussion of the factors considered in the context of reaching its fairness determination to expressly address net book value and liquidation value. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

14.   Revise the procedural fairness discussion to specifically identify how this determination was reached in the absence of the procedural safeguards identified in Item 1014(d) of Regulation M-A. See General Instruction E to Schedule 13E-3 and Question and Answer No. 21 in Exchange Act Release 17719 (April 13, 1981).

Special Interests of Affiliated Persons in the Reverse Stock Split, page 39

15.   Please expand your disclosure and describe in reasonable detail the benefits, if any, each of the company's directors and executive officers will receive if the going private transaction is completed. For example, you indicate that outstanding options will be adjusted to reflect the reverse stock split. Please explain how the options will be adjusted. Please quantify to the extent possible. Additionally, please indicate how many options will be effected. In addition, please indicate how many shares of your common stock that officers and directors will own before the going private transaction and after. See Item 1013(d) of Regulation M-A and corresponding Instruction 2.

Proposal 2: To Amend Terms of Preferred Stock, page 43

16.   Please explain why the board has recommended that the liquidation preference of the Series A Preferred Stock should be reduced from $25 to $18.

Form 8-K filed September 29, 2008

17.   We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in your press release dated September 29, 2008. As noted earlier, the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Please refrain from referring to the safe harbor provisions in any other future written communications relating to this transaction.

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney Advisor
Office of Mergers & Acquisitions

cc: Peter D. Fetzer, Esq.
        Foley & Lardner LLP
        777 East Wisconsin Avenue
        Milwaukee, WI 53202